

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 22, 2008

Melvin J. Gordon
Chairman and Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago Illinois 60629

> **Re: Tootsie Roll Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed March 25, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 1-01361**
> **Supplemental response filed June 30, 2008**

Dear Mr. Gordon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Form 10K for FYE 12/31/07

Business, page 2

2. We note your response to our prior comment 2. Please further expand your disclosure to state, if material, the commodities that are hedged, the price that you have hedged them at, and the length of the hedge.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 5

3. We note your response to our prior comment 3. Please clarify for us the language in your response that you intend to add to the Form 10-K. As one example, it is unclear to us whether you intend to insert into the Form 10-K the carryover paragraph on pages 3 and 4 of your response.

Schedule 14A

Election of Directors, page 3

General

4. We note your response to our prior comment 5 and reissue it in part. Please explain in the proxy statement why you have no succession plan.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 11

5. We note your response to our prior comment 6. Please state in the proxy statement that you have no predetermined goals and that length of service is a "significant" factor in your determination of base salary.

<u>Potential Payments on Termination or Change of Control, page 18</u>

6.   We note your response to our prior comment 10. Please state in the proxy statement that you determined the amounts in 1997 by looking at similarly situated companies with the assistance of a consultant.

<u>Closing Comments</u>

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Melvin J. Gordon
Tootsie Roll Industries, Inc.
July 22, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Levy at (202) 551-3292 or, in her absence, Mike Karney at (501) 851-1094 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Cifrino, Esq. (by facsimile)
    M. Karney
    D. Levy